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SUPPL

October 1, 2007

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	**Issue Date**
1.	Notification Of Transactions Of Directors/Persons Discharging Managerial Responsibility	October 1, 2007

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of the above announcement and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: [signature]
Kenneth J. Miles
Authorized Representative

Enclosure

dw 10/17

Issued – 1 October 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

The information contained is disclosed under DR 3.1.4R(1).

In accordance with his terms and conditions as Chairman, Lord Burns informed Marks and Spencer Group plc (the "Company") on 1 October 2007 that he had acquired in London 2,426 ordinary shares of 25p each on 1 October 2007 at a price of £6.14 per share. The registered holder for these shares is Pershing Keen Nominees Limited.

Further details of this transaction are given below.

His total shareholding following this transaction is 19,563 shares.

Additional information
On 25 January 2006 Lord Burns requested to purchase Ordinary Shares of 25p each in the Company on a regular basis using approximately 25% of his net income from the Company. The Company was not in a close period and Lord Burns does not retain discretion as to the timing or the size of the purchases. His appointment letter binds him to make purchases of a particular monetary value on particular dates as given below:

Date of Purchase*	Value of Shares	Period covered by Purchase
1 April 2006	£6,000	January to March 2006
1 July 2006	£6,000	April to June 2006
1 October 2006	£15,000	July to September 2006
1 January 2007	£15,000	October to December 2006
2 April 2007	£15,000	January to March 2007
Then to purchase £15,000 of shares on 1st of the month of each subsequent quarter		

* Purchases to be made on 1st of the month or next dealing day as appropriate

No subsequent permission will be required to be sought for quarterly dealings as given above. However, any variation to this arrangement would be brought back to the Company's Shares and Dealing Committee for approval at a time which is not during a close period.

For further information please call

Anthony Clarke – Corporate Governance – 020 8718 9940

Issued – 1 October 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

The information contained is disclosed under DR 3.1.4R(1).

In accordance with his terms and conditions as Chairman, Lord Burns informed Marks and Spencer Group plc (the "Company") on 1 October 2007 that he had acquired in London 2,426 ordinary shares of 25p each on 1 October 2007 at a price of £6.14 per share. The registered holder for these shares is Pershing Keen Nominees Limited.

Further details of this transaction are given below.

His total shareholding following this transaction is 19,563 shares.

Additional information
On 25 January 2006 Lord Burns requested to purchase Ordinary Shares of 25p each in the Company on a regular basis using approximately 25% of his net income from the Company. The Company was not in a close period and Lord Burns does not retain discretion as to the timing or the size of the purchases. His appointment letter binds him to make purchases of a particular monetary value on particular dates as given below:

Date of Purchase*	**Value of Shares**	**Period covered by Purchase**
1 April 2006	£6,000	January to March 2006
1 July 2006	£6,000	April to June 2006
1 October 2006	£15,000	July to September 2006
1 January 2007	£15,000	October to December 2006
2 April 2007	£15,000	January to March 2007
Then to purchase £15,000 of shares on 1st of the month of each subsequent quarter		

* Purchases to be made on 1st of the month or next dealing day as appropriate

No subsequent permission will be required to be sought for quarterly dealings as given above. However, any variation to this arrangement would be brought back to the Company's Shares and Dealing Committee for approval at a time which is not during a close period.

For further information please call

Anthony Clarke – Corporate Governance – 020 8718 9940

END